UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 20, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 20 March 2017 entitled ‘Merger of Vodafone India and Idea: creating the largest telecoms operator in India’

20 March 2017

RNS: 8805Z

Merger of Vodafone India and Idea: creating the largest telecoms operator in India

London, United Kingdom and Mumbai, India — March 20, 2017

Key highlights

•                  Vodafone to combine its subsidiary Vodafone India (excluding its 42% stake in Indus Towers) with Idea, which is listed on the Indian Stock Exchanges.

•                  Highly complementary combination will create India’s largest telecoms operator1 with the country’s widest mobile network and a strong commitment to deliver the Indian government’s ‘Digital India’ vision.

•                  Sustained investment by the combined entity will accelerate the pan-India expansion of wireless broadband services using 4G/4G+/5G technologies, support the introduction of digital content and ‘Internet of Things’ (IoT) services as well as expand financial inclusion through mobile money services for the benefit of Indian consumers, businesses and society as a whole.

•                  Merger of equals with joint control of the combined company between Vodafone and the Aditya Birla Group, governed by a shareholders’ agreement.

•                  The merger ratio is consistent with recommendations from the joint independent valuers. The implied enterprise value is INR828 billion (US$12.4 billion) for Vodafone India and INR722 billion (US$10.8 billion) for Idea excluding its stake in Indus Towers, valuing Vodafone India at 6.4x EV/LTM EBITDA and Idea excluding its stake in Indus Towers at 6.3x EV/LTM EBITDA2.

•                  Substantial cost and capex synergies with an estimated net present value of approximately INR670 billion (US$10.0 billion) after integration costs and spectrum liberalisation payments, with estimated run-rate savings of INR140 billion (US$2.1 billion) on an annual basis by the fourth full year post completion3.

•                  Vodafone will own 45.1% of the combined company after transferring a stake of 4.9% to the Aditya Birla Group for circa INR39 billion (circa US$579 million) in cash concurrent with completion of the merger. The Aditya Birla Group will then own 26.0% and has the right to acquire more shares from Vodafone under an agreed mechanism with a view to equalising the shareholdings over time.

•                  If Vodafone and the Aditya Birla Group’s shareholdings in the combined company are not equal after four years, Vodafone will sell down shares in the combined company to equalise its shareholding to that of the Aditya Birla Group over the following five-year period.

•                  Until equalisation is achieved, the voting rights of the additional shares held by Vodafone will be restricted and votes will be exercised jointly under the terms of the shareholders’ agreement.

•                  Vodafone India will be deconsolidated by Vodafone on announcement and reported as a joint venture post-closing, reducing Vodafone Group net debt by approximately INR552 billion (US$8.2 billion) and lowering Vodafone Group leverage by around 0.3x Net Debt/EBITDA4. The transaction is expected to be accretive to Vodafone’s cash flow5 from the first full year post-completion.

•                  The transaction is expected to close during calendar year 2018, subject to customary approvals.

Aditya Birla Group Chairman, Kumar Mangalam Birla, said:

“Throughout its history, the Aditya Birla Group has been synonymous with the task of nation building and driving inclusive growth in the country. This landmark combination will enable the Aditya Birla Group to create a high quality digital infrastructure that will transition the Indian population towards a digital lifestyle and make the Government’s Digital India vision a reality. For Idea shareholders and lenders who have supported us thus far, this transaction is highly accretive, and Idea and Vodafone will together create a very valuable company given our complementary strengths.”

Vodafone Group Plc Chief Executive, Vittorio Colao said:

“The combination of Vodafone India and Idea will create a new champion of Digital India founded with a long-term commitment and vision to bring world-class 4G networks to villages, towns and cities across India. The combined company will have the scale required to ensure sustainable consumer choice in a competitive market and to expand new technologies — such as mobile money services — that have the potential to transform daily life for every Indian. We look forward to working with the Aditya Birla Group to create value for all stakeholders.”

Strategic combination

Vodafone Group Plc (LSE: VOD) and Idea Cellular (NSE: IDEA) today announced that they have reached an agreement to combine their operations in India (excluding Vodafone’s 42% stake in Indus Towers) to create India’s largest  telecom operator. The combined company would become the leading communications provider in India with almost 400 million customers, 35% customer market share and 41% revenue market share6.

The brand strategy of the combined company will be developed in due course and will leverage customers’ affinity for both existing brands, built up over the past decade. The name of the combined listed company will be changed in due course.

The merger of Idea and Vodafone India is founded on a shared commitment to realise the Indian Government’s ‘Digital India’ vision and financial inclusion goals, delivering significant benefits to 1.3 billion Indian consumers and creating substantial value for all stakeholders.

By combining their respective businesses, Idea and Vodafone will establish a company with the scale and efficiency required to offer innovative and attractively priced mobile services, enhancing consumer choice in a highly competitive market with at least five major telecoms providers. The combination of the two companies’ networks and spectrum holdings, together with continued investment, will accelerate the pan-India expansion of wireless broadband services on 4G/4G+/5G technologies to build capacity, supporting the expansion of digital content and IoT services and delivering a world-class broadband experience to customers.

The combined company will have sufficient spectrum to compete effectively with the other major operators in the market. It would hold 1,850 MHz, including circa 1,645 MHz of liberalised spectrum acquired through auctions7. It will be capable of building substantial mobile data capacity, utilising the largest broadband spectrum portfolio with 34 3G carriers and 129 4G carriers across the country.

Vodafone India’s strong presence in metro circles and Idea’s leadership in semi-urban and rural telecom markets will allow for nationwide leadership within Indian M&A guidelines. In circles where both Idea and Vodafone India currently have a limited presence, the combined entity will become the leading challenger with the scale to compete more effectively and enhance consumer choice.

The combined company will be able to draw on support from its two largest shareholders, Vodafone and the Aditya Birla Group, (each a “Party” and collectively the “Parties”) to drive growth, investment and to create value for all stakeholders. The Parties’ capabilities combine experience of running leading businesses across multiple industries and geographies, world-class expertise in telecoms with global scale, enterprise services, mobile money services and procurement and a deep understanding of — and strong relationships within — the Indian market.

Transaction details

The transaction will be structured as follows:

•                  Idea will contribute all of its assets including its standalone towers with 15.4k tenancies8 and its 11.15% stake in Indus Towers.

•                  Vodafone will contribute Vodafone India including its standalone towers with 15.8k tenancies8 but excluding its 42% stake in Indus Towers.

•                  The merger ratio is consistent with recommendations from the joint independent valuers. Based on Idea’s undisturbed share price (INR72.5 based on the 30 trading day VWAP as at 27 January 2017), the agreed merger ratio implies an enterprise value for Vodafone India of INR828 billion (US$12.4 billion) and an enterprise value for Idea’s mobile business of INR722 billion (US$10.8 billion), excluding its 11.15% stake in Indus. This is equivalent to valuing Vodafone India at 6.4x EV/LTM EBITDA and Idea excluding its stake in Indus Towers at 6.3x EV/LTM EBITDA9.

•                  Vodafone’s contribution of net debt will be dependent on Idea’s net debt at completion as well as customary closing adjustments. Vodafone will contribute INR25 billion (US$369 million) more net debt than Idea at completion. Based on Idea’s net debt of INR527 billion (US$7.9 billion) as at 31 December 201610, this would have implied INR552 billion (US$8.2 billion) of debt to be contributed by Vodafone.

•                  Vodafone will own 45.1% of the combined company after transferring a 4.9% stake to the Aditya Birla Group for INR39 billion (US$579 million) in cash, concurrent with completion of the merger. The Aditya Birla Group will then own 26.0% of the combined company and Idea’s other shareholders will own the remaining 28.9%.

•                  The Aditya Birla Group has the right to acquire up to a 9.5% additional stake from Vodafone under an agreed mechanism with a view to equalising the shareholdings over time. If the Aditya Birla Group does not equalise its stake, Vodafone will reduce its holding in order to equalise its ownership with that of the Aditya Birla Group. Until equalisation is achieved, the additional shares held by Vodafone will be restricted and votes will be exercised jointly under the terms of the shareholders’ agreement.

Prior to completion of the transaction, Vodafone and Idea intend to sell their standalone tower assets and Idea’s 11.15% stake in Indus Towers to reduce leverage in the combined company. Vodafone will also explore strategic options for its 42% stake in Indus Towers; potential options include either a partial or a full disposal.

As the combined company will be jointly controlled by Vodafone and the Aditya Birla Group, Vodafone will deconsolidate11 Vodafone India immediately. Post-closing, the combined company will be reported as a joint venture by Vodafone and accounted for under the equity method, resulting in a decrease of Vodafone’s net debt. As described above, as at 31 December 2016 this would have been INR552 billion (US$8.2 billion), which together with the INR39 billion (US$579 million) of cash received from the Aditya Birla Group would lower Vodafone Group’s reported leverage by around 0.3x Net Debt/EBITDA12.

The transaction is expected to be accretive to Vodafone’s cash flow13 from the first full year post completion.

Synergy opportunity

The combination of Idea and Vodafone India will create the scale to meet customers’ rapidly accelerating demand for data consumption, and enable significant efficiencies. Run-rate cost and capex synergies are expected to reach INR140 billion (US$2.1 billion) on an annual basis by the fourth full year post-completion. This is equivalent to a net present value of approximately INR700 billion (US$10.5 billion)14, after integration costs15. Operating cost savings represent 60% of the expected run-rate savings16.

The major expected sources of cost and capex synergies include:

•                  rationalising network infrastructure, generating operational efficiencies, lower maintenance expenses and savings in energy costs;

•                  higher spectrum availability and larger single radio access network (RAN) deployment coupled with re-deployment of overlapping equipment from rationalised sites, resulting in lower capex;

•                  service centres, back office and distribution efficiencies;

•                  streamlining regional and nationwide IT systems and evolving to a single IT system for the new entity; and

•                  optimising general and administration costs.

The Parties also anticipate some regulatory dis-synergies. These are primarily driven by spectrum liberalisation payments and requirements to meet regulatory spectrum caps and market share thresholds in certain circles one year after completion of the transaction. Spectrum liberalisation costs are expected to have a net present value impact of approximately INR30 billion (US$0.5 billion).

Equalisation mechanism

The Aditya Birla Group has the right to acquire more shares from Vodafone, under an agreed mechanism, with a view to equalising the Parties’ shareholdings over time. Until equalisation is achieved, the additional shares held by Vodafone will be restricted and votes will be exercised jointly under the terms of the shareholders’ agreement.

The Parties have agreed a standstill period for the first three years after closing, during which neither Party can buy any shares from or sell any shares to a third party.

During the standstill period, the Aditya Birla Group has the right to purchase a stake of up to 9.5% in the combined company from Vodafone at an agreed price that is equivalent to an equity value of INR946 billion (US$14.1 billion) for 100% of the combined company (post-closing). This is equivalent to INR130 per share, which represents a premium of 80% to Idea’s undisturbed share price of INR72.5 (based on the 30 trading day VWAP as at 27 January 201717).

If the Parties’ shareholdings have not been equalised over the first three years, the Aditya Birla Group needs to inform Vodafone how many further shares (up to a maximum of 9.5% less any shares purchased in the first three years), it wishes to acquire. The Aditya Birla Group then has a period of 12 months to complete such purchase at the prevailing market price. At the end of the third year after closing, the standstill provisions expire in relation to all shares other than those that the Aditya Birla Group has committed to acquire, if any.

From the beginning of the fifth year after completion, if Vodafone and the Aditya Birla Group’s shareholdings in Idea are not yet equal, Vodafone will sell down shares in the combined company to equalise its shareholding to that of the Aditya Birla Group over the following five-year period18.

Joint governance and management

Vodafone and the Aditya Birla Group have entered into a shareholders’ agreement, and it is intended that the combined company’s articles will be amended at closing to reflect certain rights for each Party.

Following completion, the Board of the combined entity will be comprised of 12 directors including three directors appointed by each of Vodafone and the Aditya Birla Group, and six independent directors.

The Aditya Birla Group will have the sole right to appoint the Chairman (as one of its three directors), who will be Mr Kumar Mangalam Birla. Vodafone will have the sole right to appoint the Chief Financial Officer. Both Vodafone and the Aditya Birla Group will jointly agree on the appointment of the Chief Executive Officer and the Chief Operating Officer.

Those roles — together with those of the broader management team — will be confirmed prior to closing, with appointments made on the principle of ‘the best person for the job’.

The Parties’ rights under the shareholders’ agreement — and the amended articles of the combined company — will be subject to a number of conditions including (but not limited to) a Party maintaining its shareholding in the combined company above 26% until 31 March 2020 and above 21% thereafter.

Capital structure and dividend policy

Pro forma net debt as at 31 December 2016 would have been INR1,079 billion (US$16.1 billion). On this basis, leverage of the combined company would have been 4.4x LTM EBITDA19. Pro forma for the sale of Vodafone and Idea’s standalone towers as well as Idea’s 11.15% stake in Indus and the estimated run-rate opex synergies, leverage would have been 3.0x LTM EBITDA20.

The Parties expect the combined company to be self-funding going forwards but are committed to maintaining appropriate leverage prior to closing and thereafter, aided by the expected sale of Idea and Vodafone India’s standalone towers as well as Idea’s 11.15% stake in Indus.

The Parties have agreed a capital structure and dividend policy which is expected to be implemented post completion. This will ensure that the combined company is appropriately capitalised and that excess cash flow21 is distributed to shareholders.

Conditions to completion and indicative timetable

The transaction is subject to approvals from the relevant regulatory authorities. Vodafone and Idea have undertaken preparatory work on the required scheme and other necessary filings.

The transaction is also subject to other customary closing conditions, including the absence of any material adverse change. Shareholder approval will be required from Idea shareholders under a scheme of arrangement. The transaction is not subject to approval from Vodafone shareholders.

The transaction has a break-fee of INR33 billion (US$500 million) that would become payable under certain circumstances.

Vodafone and Idea anticipate that completion will take place during the 2018 calendar year.

Key financials

12 months ending 31 December 2016 INRm (US$m)	Vodafone India (IFRS)	Idea Cellular (IndAS)
Revenue	INR446,644m (US$6,671m)	INR369,278m (US$5,516m)
EBITDA	INR129,872m (US$1,940m)	INR114,139m (US$1,705m)
Capex	INR78,644m (US$1,175m)	INR74,721m (US$1,116m)

This announcement contains inside information.

– ends –

About Vodafone

Vodafone is one of the world’s largest telecommunications groups and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 49 more, and fixed broadband operations in 17 markets. As of 31 December 2016, Vodafone had 470 million mobile customers and 14.3 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About Aditya Birla Group

The Aditya Birla Group is a US$41 billion conglomerate with operations in more than 36 countries. The Aditya Birla Group has been operating in India and globally for over 5 decades. Its businesses range among others, mobile telecommunications, metals and mining, cement, carbon black, textiles, garments, chemicals, fertilizers, life insurance and financial services industries.

About Idea Cellular

Idea Cellular is the third largest wireless operator in India, Idea is listed on the National Stock Exchange (NSE), and the Bombay Stock Exchange (BSE) in India. Idea is part of the Aditya Birla Group, which is one of the largest business groups in India.

For the last twelve months to December 31, 2016, Idea Cellular reported revenue of INR369billion (US$5.5 billion) and EBITDA of INR114 billion (US$1.7 billion).

Advisors to Vodafone and Vodafone India

Lead financial advisors: Morgan Stanley and Robey Warshaw.

Financial advisors: Bank of America Merrill Lynch, Kotak Investment Bank, Rothschild and UBS.

Legal advisors: S&R Associates and Slaughter and May.

Advisors to Idea

Legal advisors: Vaish Associates Advocates and Bharucha & Partners.

Fairness opinion provider: Axis Capital Limited.

Joint Independent Valuers

Walker Chandiok & Co LLP and Bansi S. Mehta & Co.

Enquiries:

Vodafone

Investor Relations	Tel: +44 (0) 7919 990 230

Media Relations	www.vodafone.com/media/contact

Idea Cellular Limited	Tel: +91 22 95940 03439

Investor Relations	e-mail: investorrelations@idea.adityabirla.com

Notes to Editors

FX rates used:

INR / US$ 66.95

Disclaimer

Certain information contained in this document constitutes “forward-looking statements”, which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue”, “target” or “believe” (or the negatives thereof) or other variations thereon or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Such statements express the intentions, opinions, or current expectations of the parties with respect to possible future events and are based on current plans, estimates and forecasts, which the parties have made to the best of their respective knowledge, concerning, among other things, the respective business, results of operations, financial position, prospects, growth and strategies of Vodafone and Idea Cellular Limited (“Idea”) (an Aditya Birla Group company), statements regarding the transaction and the anticipated consequences and benefits of the transaction, the future growth prospects of the combined company and the targeted closing date of the transaction, and the intended financing for the combined company (including the intended leverage). Due to various risks and uncertainties, actual events or results or the actual performance may differ materially from those reflected or contemplated in such forward-looking statements.

Such risks and uncertainties include, but are not limited to, regulatory approvals that may require acceptance of conditions with potential adverse impacts; risks involving the parties’ respective ability to realise expected benefits associated with the transaction; the impact of legal or other proceedings;

and continued growth in the market for telecommunications services and general economic conditions in the relevant market(s).

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found:

•               under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Vodafone Group Plc’s annual report for the year ended 31 March 2016; and

•               under “Other Information — Forward-Looking Statements” in Vodafone Group Plc’s Half-Year Financial Report for the six months ended 30 September 2016.

No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, the parties undertake no obligation to update these forward-looking statements. No representation or warranty is made as to the reasonableness of such forward-looking statements. No statement in this document is intended to be nor may be construed as a profit forecast or estimate for any period and no statement in this document should be interpreted to mean that cash flow from operations, free cash flow, earnings, or earnings per share for either of Vodafone (as altered by the combined company) or Idea will necessarily match or exceed the historical or published cash flow from operations, free cash flow, earnings, or earnings per share for either of Vodafone or Idea (as appropriate). Actual results could differ materially from those expressed or implied.

This press release is for information purposes only and is not intended to and does not constitute, or form part of, any invitation or offer to sell, dispose, acquire, purchase or subscribe for any securities of any companies mentioned herein in any jurisdiction, whether pursuant to the transaction or otherwise. This document shall not be distributed or used by any person or entity in any jurisdiction where such distribution or use would be contrary to applicable law or regulation.

1                  Largest communications provider by revenue (based on the quarter ending December 2016 TRAI industry revenues) and subscribers (as reported for December 2016)

2                  Based on: (Idea market capitalisation of INR263 billion (US$3.9 billion) / 50%) x 45.1% + INR39 billion (US$579 million) (received for 4.9% stake transferred) + Vodafone India net debt contribution of INR552 billion (US$8.2 billion) based on Idea’s net debt (based on pro forma adjustments as per transaction definitions) as at 31 December 2016; Idea market capitalisation as at 27 January 2017 (30 trading day closing VWAP of INR 72.5), being the last trading day prior to the announcement by Vodafone and Idea that they were in discussions in relation to this transaction; Idea valuation calculated excluding Idea’s 11.15% stake in Indus Towers (valued at 8.8x LTM EBITDA, as per Bharti Infratel’s multiple as at 17th March 2017 close)

3                  On an annual basis before integration costs in the fourth full year after completion

4                  Based on expected FY2017 year-end net debt/EBITDA. Net debt/ EBITDA impact includes the INR39 billion (US$579 million) payment from the Aditya Birla Group, is adjusted for the deconsolidation of Vodafone Netherlands and is subject to completion adjustments.

5                  FCF as defined by Vodafone on a guidance basis but after spectrum payments

6                  Largest communications provider by revenue (based on Q3 FY17 TRAI industry revenues) and subscribers (as reported for December 2016)

7                  Spectrum holdings are shown on a pro-forma combined basis and may need to be reduced to comply with M&A guidelines

8                  Excluding IBS (in-building solutions), COW (cell-sites on wheels) and MSC (mobile switching centre) towers and tenancies

9                  Based on: (Idea market capitalisation of INR263 billion (US$3.9billion) / 50%) x 45.1% + INR39 billion (US$579 million) (received for 4.9% stake transferred) + Vodafone India net debt contribution of INR552 billion (US$8.2 billion) based on Idea’s net debt (based on pro forma adjustments as per transaction definitions) as at 31 December 2016; Idea market capitalisation as at 27 January 2017 (30 trading day closing VWAP of INR 72.5), being the last trading day prior to the announcement by Vodafone and Idea that they were in discussions in relation to this transaction; Idea mobile valuation calculated excluding Idea’s 11.15% stake in Indus Towers (valued at 8.8x LTM EBITDA, as per Bharti Infratel’s multiple as at 17th March 2017 close).

10              Based on pro forma adjustments as per transaction definitions

11              The Vodafone Group’s reported revenue, EBITDA, operating profit and profit before and after tax for the year ending 31 March 2017 will exclude Vodafone India, with the after tax result of Vodafone India being presented as a single line in the income statement. All previous years’ financial results will be restated onto this basis

12              Based on expected FY2017 year-end net debt/EBITDA. Net debt/ EBITDA impact includes the INR39 billion (US$579 million) payment from the Aditya Birla Group, is adjusted for the deconsolidation of Vodafone Netherlands and is subject to closing adjustments

13              FCF as defined by Vodafone on a guidance basis but after spectrum payments

14              Pre spectrum liberalisation payments, or INR670 billion (US$10.0 billion) post spectrum liberalisation payments

15              Total expected integration costs and capex is expected to be approximately INR133 billion (US$2.0 billion) from completion until the end of the fourth full year

16              Excluding integration costs

17              Based on the fully diluted number of shares of Idea of 3,630 million

18              Subject to certain conditions

19              Based on 2 x Idea’s net debt (based on pro forma adjustments as per transaction definitions) of INR527 billion (US$7.9 billion) as at 31 December 2016 + INR25 billion (US$369 million)

20              Pro-forma for the estimated run-rate opex synergies of US$1.3 billion in the fourth full year of operations,post completion, assuming tower assets sold at the Bharti Infratel multiple of 8.8x LTM EBITDA as at 17th March 2017 close and CGT deducted from the proceeds

21              Excess cash flow takes into account the future capital requirement of the combined company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 20, 2017	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary